04046440

18 November 2004

GPT Management Limited
ABN 94 000 335 473
as Responsible Entity
and Trustee of
General Property Trust
ABN 58 071 755 609

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

GPT Unitholder
Service Centre
Freecall
1800 025 095
Facsimile
02 9236 6020

GPT@lendlease.com.au

www.gpt.com.au

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Attention: Filing Clerk

SUPPL

Dear Sir

Re: Company: GPT Management Limited
File No: 34819

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Documents
15/11/04	GPT Split Trust – Results of Unitholder Meeting
15/11/04	Address to Meeting of Unitholders
12/11/04	Clarification of Westfield's ann. Re: It's holding in GPT
12/11/04	WDC's 4.8% Strategic Investment in General Property Trust
12/11/04	Further Information in relation to Merger Proposal
11/11/04	LLC Amendment to Letter to Shareholders re Merger
10/11/04	LLC Letter to Shareholders re merger
10/11/04	GST Letter to Unitholders
10/11/04	Letter to Unitholders

Yours faithfully
GPT Management Limited

James Coyne
Legal Counsel and Company Secretary

dw 12/6

22574

GPT
GENERAL PROPERTY TRUST

GPT Management Limited
ABN 94 000 335 473
as Responsible Entity
and Trustee of
General Property Trust
ABN 58 071 755 609

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

GPT Unitholder
Service Centre
Freecall
1800 025 095
Facsimile
02 9236 6020

GPT@lendlease.com.au

www.gpt.com.au

10 November 2004

Companies Announcement Office
Australian Stock Exchange Limited
Exchange Centre
Level 6
20 Bridge Street
Sydney NSW 2000

By electronic lodgement

Dear Sir

General Property Trust

In accordance with Listing Rule 3.17, enclosed is a letter to be sent to Unitholders in connection with the proposed merger of General Property Trust with Lend Lease Corporation Limited.

Yours faithfully
GPT MANAGEMENT LIMITED

James Coyne
Company Secretary

The GPT Notice of Meeting and Explanatory Memorandum is also a prospectus for Lend Lease Corporation Limited shares. It was lodged with the Australian Securities and Investments Commission on 15 October 2004. The offers of the Lend Lease shares will be made in the prospectus. Anyone wishing to acquire the shares must be a member of General Property Trust (ARSN 090 110 357) on the record date specified in the prospectus.

GPT Management Limited as the responsible entity of the General Property Trust is the issuer of GPT units. The Lend Lease Notice of Meeting and Explanatory Memorandum is also a product disclosure statement for GPT units. It was lodged with the Australian Securities and Investments Commission on 15 October 2004 and is expected to be distributed to the holders of Lend Lease shares on or about 18 October 2004. Lend Lease shareholders should consider the product disclosure statement for the GPT units in deciding whether to acquire the GPT units.

22574

File No 34819

GPT

GENERAL PROPERTY TRUST

10 November 2004

GPT Management Limited ABN 94 000 335 473
as Responsible Entity and Trustee of General Property Trust
ABN 58 071 755 609

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

GPT Unitholder Service Centre
Freecall 1800 025 095
Facsimile 02 8383 8146

GPT@lendlease.com.au

www.gpt.com.au

Dear Unitholder

On Monday 8 November 2004 Stockland announced a proposal to acquire all of the units in General Property Trust. GPT is familiar with Stockland as we operate in the same sector.

Conscious of the proximity of the Meeting of Unitholders to vote on the proposed merger with Lend Lease and the need to advise unitholders of any change to the recommendation or timetable in relation to this proposal, the Board (as comprised by the Independent Directors only) reviewed this proposal as a matter of urgency. The Board took advice from its legal, financial and governance advisers. In addition, it asked the Independent Expert, Grant Samuel, to indicate whether it considered the Stockland proposal to be 'superior' to the Lend Lease proposal.

The Board consequently formed the view that the Stockland proposal is not superior to the proposed merger with Lend Lease and therefore that it does not warrant a change in the Board's current recommendation to vote FOR the Lend Lease merger proposal. This view is supported by the Independent Expert.

The details of the Board's response to the Stockland proposal are contained in an Australian Stock Exchange announcement, which was issued by GPT today. This announcement is available on the GPT website (at www.gpt.com.au).

The Meeting of Unitholders to vote on the merger proposal will be held at 2.30pm on Wednesday 17 November 2004, as outlined in the Notice of Meeting and Explanatory Memorandum.

Unitholders are reminded that all Proxy and Election forms must be received by the Registry **no later than 5pm on Monday 15 November**. If you have already lodged a proxy form and wish to change the proxy, please contact GPT's Registry on 1800 025 095 or alternatively you may attend the meeting to vote.

If you have any questions, please call the Unitholder Information Line on 1800 350 150.

Yours sincerely

P.Joseph

Peter Joseph
Chairman of the GPT Board
as comprised by its Independent Directors

File No 34819

Lend Lease
CORPORATION

10 November 2004

Lend Lease Corporation Limited
ABN 32 000 226 228
Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia
Telephone
(612) 9236 6111
Facsimile
(612) 9252 2192
www.lendlease.com

The Manager
Companies Section
Australian Stock Exchange Limited

The Manager
Companies Section
New Zealand Exchange Limited

Pages: Two (2) pages

Dear Sir

Stock Exchange Announcement

Shareholder Letter

In accordance with Listing Rule 3.17, enclosed is a letter to be sent to all shareholders in relation to their participation in the merger of Lend Lease Corporation Limited and General Property Trust.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S J SHARPE
Company Secretary

File No 34815

Lend Lease
CORPORATION

Lend Lease Corporation Limited

ABN 32 000 226 228

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

Telephone
(612) 9236 6111

Facsimile
(612) 9252 2192

www.lendlease.com

10 November 2004

Dear Shareholder

Meetings and voting on recommended Lend Lease / GPT merger to proceed (proxy deadline 10am Sydney time Monday 15/11/04)

You may have read in the press in recent days about a proposal from Stockland Corporation Limited ("Stockland") to make a takeover offer for General Property Trust ("GPT").

The Independent Directors of GPT have assessed Stockland's proposal and rejected it because in their view, as well as that of the Independent Expert, Grant Samuel and Associates, the Stockland proposal is not superior to the Lend Lease / GPT merger proposal on either financial or non-financial grounds for a number of reasons.

Full details of the GPT Independent Directors' and their Independent Expert's opinions on the Stockland proposal are available on the GPT website at www.gpt.com.au.

The Lend Lease / GPT merger continues to be recommended unanimously by GPT's Independent Directors as well as the Lend Lease Board.

As a result, the meetings of Lend Lease shareholders and GPT unitholders to determine the Lend Lease / GPT merger will proceed as planned. Full details regarding the merger are provided in the Explanatory Memorandum which has been sent to you.

If you haven't already done so, it is very important that you ensure your proxy form is received at the share registry by no later than 10.00 am (Sydney time) next Monday, 15 November. Share Election Forms, sent with the Explanatory Memorandum, are due at the registry at 5.00 pm on the same date.

Alternatively, shareholders can attend the Annual General Meeting and merger Scheme Meeting, which are being held concurrently at the Wesley Centre, 220 Pitt Street, Sydney on Wednesday 17 November at 10.30am.

Should you have any questions about the proposed Lend Lease / GPT merger, please contact the special Lend Lease Merger information line, in Australia 1300 302 138, internationally +612 9240 7468, which operates from 9.00 am to 5.00 pm (Sydney time) Monday to Friday. Further information is also available on the Lend Lease website at www.lendlease.com.

Yours sincerely

DAVID CRAWFORD
Chairman

Lend Lease
CORPORATION

Lend Lease Corporation
Limited
ABN 32 000 226 228
Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia
Telephone
(612) 9236 6111
Facsimile
(612) 9252 2192
www.lendlease.com

10 November 2004

The Manager
Companies Section
Australian Stock Exchange Limited

The Manager
Companies Section
New Zealand Exchange Limited

Pages: Two (2) pages

Dear Sir

Stock Exchange Announcement

Shareholder Letter

In accordance with Listing Rule 3.17, enclosed is a letter to be sent to all shareholders in relation to their participation in the merger of Lend Lease Corporation Limited and General Property Trust.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S J SHARPE
Company Secretary

Lend Lease
CORPORATION

Lend Lease Corporation Limited
ABN 32 000 226 228
Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia
Telephone
(612) 9236 6111
Facsimile
(612) 9252 2192
www.lendlease.com

10 November 2004

Dear Shareholder

Meetings and voting on recommended Lend Lease / GPT merger to proceed (proxy deadline 10am Sydney time Monday 15/11/04)

You may have read in the press in recent days about a proposal from Stockland Corporation Limited ("Stockland") to make a takeover offer for General Property Trust ("GPT").

The Independent Directors of GPT have assessed Stockland's proposal and rejected it because in their view, as well as that of the Independent Expert, Grant Samuel and Associates, the Stockland proposal is not superior to the Lend Lease / GPT merger proposal on either financial or non-financial grounds for a number of reasons.

Full details of the GPT Independent Directors' and their Independent Expert's opinions on the Stockland proposal are available on the GPT website at www.gpt.com.au.

The Lend Lease / GPT merger continues to be recommended unanimously by GPT's Independent Directors as well as the Lend Lease Board.

As a result, the meetings of Lend Lease shareholders and GPT unitholders to determine the Lend Lease / GPT merger will proceed as planned. Full details regarding the merger are provided in the Explanatory Memorandum which has been sent to you.

If you haven't already done so, it is very important that you ensure your proxy form is received at the share registry by no later than 10.00 am (Sydney time) next Monday, 15 November. Share Election Forms, sent with the Explanatory Memorandum, are due at the registry at 5.00 pm on the same date.

Alternatively, shareholders can attend the Annual General Meeting and merger Scheme Meeting, which are being held concurrently at the Wesley Centre, 220 Pitt Street, Sydney on Wednesday 17 November at 10.30am.

Should you have any questions about the proposed Lend Lease / GPT merger, please contact the special Lend Lease Merger information line, in Australia 1300 302 138, internationally +612 9240 7468, which operates from 9.00 am to 5.00 pm (Sydney time) Monday to Friday. Further information is also available on the Lend Lease website at www.lendlease.com.

Yours sincerely

DAVID CRAWFORD
Chairman

Lend Lease
CORPORATION

Lend Lease Corporation Limited

ABN 32 000 226 228

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

Telephone
(612) 9236 6111

Facsimile
(612) 9252 2192

www.lendlease.com

11 November 2004

The Manager
Companies Section
Australian Stock Exchange Limited

The Manager
Companies Section
New Zealand Exchange Limited

Pages: One (1) page

Dear Sir

Stock Exchange Announcement

Shareholder Letter

I refer to an announcement made on Wednesday 10 November 2004 enclosing a letter to be sent to all shareholders in relation to the Annual General Meeting and Scheme Meeting to be held regarding the proposed merger of Lend Lease Corporation Limited and General Property Trust.

The letter noted that the Annual General Meeting and Scheme Meeting would be held concurrently at the Wesley Centre, 220 Pitt Street, Sydney on Wednesday 17 November 2004. The commencement time of the meetings was incorrectly noted as 10.30am. Please note that the meetings will commence at 10am.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S J SHARPE
Company Secretary

GPT

GENERAL PROPERTY TRUST

GPT Management
Limited ABN 94 000 335 473
as Responsible Entity
and Trustee of
General Property Trust
ABN 58 071 755 609

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

GPT Unitholder
Service Centre
Freecall
1800 025 095
Facsimile
02 9383 8146

GPT@lendlease.com.au

www.gpt.com.au

12 November 2004

Companies Announcement Office
Australian Stock Exchange Limited
Exchange Centre
Level 6
20 Bridge Street
Sydney NSW 2000

By electronic lodgement

Further information in relation to Merger Proposal

GPT has today determined, through beneficial tracing notices, that entities associated with Westfield have acquired approximately 4.4% of the units in GPT. While Westfield has not advised GPT of its intentions, GPT Independent Directors believe that the fact that Westfield has acquired this unit holding is information which the market should be aware of.

GPT is also aware of an article in today's *Australian Financial Review* by Robert Harley suggesting that the GPT investor hotline is advising the Stockland proposal is "off the table" or "has been withdrawn".

This was an isolated incident which we regret. The investor hotline operators are under strict instructions not to deviate from the script. Unfortunately, the response from the operator referred to in Mr Harley's article was inappropriate and not to the script.

GPT notes the open letter from Stockland today confirming that Stockland's offer remains available on the terms announced on 8 November. GPT assumes that if there were further material information in relation to the Stockland proposal then it would have already been disclosed to the market under Stockland's continuous disclosure obligations.

GPT's Independent Directors and management have taken all steps and continue to ensure the independence, transparency and integrity of the processes for the evaluation of the Lend Lease and Stockland proposals and the recommendations made to GPT unitholders. At no time has there been an intent or any action taken to deprive GPT unitholders of the opportunity to receive or consider any proposal.

GPT Independent Directors also announce that they have extended the time for lodgement of proxies to 5pm on Tuesday 16 November 2004. Proxies can be lodged by fax on 02 9287 0309.

Yours faithfully
GPT MANAGEMENT LIMITED

James Coyne
Company Secretary

12 November 2004

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet *www.westfield.com*

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
WESTFIELD GROUP'S 4.8% STRATEGIC INVESTMENT IN GENERAL PROPERTY TRUST

A Media Release regarding the above is attached.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Westfield

media release

12 November 2004

WESTFIELD GROUP'S 4.8% STRATEGIC INVESTMENT IN GENERAL PROPERTY TRUST

Westfield Group (ASX:WDC) notes today's announcement by General Property Trust (ASX:GPT) regarding Westfield's beneficial ownership of GPT units.

Westfield purchased the majority of its 4.8% interest in GPT between July and September 2004.

GPT was informed of Westfield's beneficial interest on four separate occasions beginning 11 October 2004 in response to requests by GPT under a subsection 672A notice of the Corporations Act.

ENDS

westfield.com
Westfield Holdings Limited ABN 66 001 671 496 **Westfield Management Limited** ABN 41 001 670 579 AFS Licence 230329 as responsible entity for **Westfield Trust** ABN 55 191 750 378 ARSN 090 849 746 **Westfield America Management Limited** ABN 66 072 780 619 AFS Licence 230324 as responsible entity for ***Westfield America Trust*** ABN 27 374 714 905 ARSN 092 058 449
For further information please contact Matthew Abbott on +61 2 9358 7333

GPT

GENERAL PROPERTY TRUST

General Property Trust
Stock Exchange Announcement &
Media Release

CLARIFICATION OF WESTFIELD'S ANNOUNCEMENT REGARDING ITS HOLDING IN GPT

12 November 2004

Further to the announcement made by Westfield with respect to their holding of a 4.8% stake in GPT and their advice that the stake had been built up over a period of time and previously disclosed to GPT, we advise as follows:

GPT was not aware of Westfield's holding before today.

We have received written advice from Computershare Analytics who are responsible for the issuing and recording of Section 672A notices on GPT's behalf that they did not provide any information to GPT regarding Westfield's holding prior to today.

Computershare Analytics advise that Section 672A notices were issued to the entity holding the units requesting advice as to the underlying beneficial owner on four occasions. On the first occasion the response made reference to a subsidiary of Deutsche Bank as the registered owner. On the second occasion Westfield were noted as the beneficial holder of the units but Computershare failed to advise GPT of this fact. On the third occasion an incomplete response was received. Today, following movement of the stock between registered holders, GPT were advised by Computershare that Westfield were the beneficial holder and consequently GPT made a Stock Exchange Announcement accordingly.

Further details of Computershare Analytic's response are set out in the attached email.

ENDS

Enquiries:

GPT Management Ltd

Nic Lyons
CEO, GPT
02 9237 5816

Martin Debelle
Cannings
02 8284 9901

APPENDIX: EMAIL RESPONSE FROM COMPUTERSHARE ANALYTICS

We have just seen the Westfield notice regarding their beneficial interest in GPT. They have stated that GPT has been informed of Westfield's interests on four occasions. I attach the four responses below.

First Response 3 September 2004- Deutsche Bank stated the position of 34,573,343 was registered in the name of Pan Australia Nominees a subsidiary of Deutsche Bank. No mention of Westfield, although their notification just released makes reference to purchasing stock between July and September.

Second Response 11 October 2004 - Deutsche Bank state the position of 62,641,085 was registered in the name of Pan Australia Nominees held as nominees on behalf of Westfield Management Ltd.

Third Response 1 November 2004- Deutsche Bank responded only for partial 306,400. It appears now that they responded to an incorrect holding although the email (attached) makes reference to Pan Australia Nominees.

Forth Response 11 November 2004- Deutsche Bank response to our request addressed to Baincor Nominees (as shares transferred from Pan Australia) revealed Westfield was the beneficial owner which we alerted you to this morning. It has now been confirmed with the registry that Pan Australia Nominees transferred stock over to Baincor Nominees on Wednesday 10 November.

To summarize we acknowledge that we did not alert GPT or their advisors of Westfield's disclosure on 11 October 2004 and there is no excuse for this, however we draw your attention to the non disclosure on the 3 September and non disclosure on 1 November.

Computershare Analytics Pty Limited

GPT
SPLIT TRUST

GPT Split Trust
Stock Exchange Announcement & Media Release

ADDRESS TO MEETING OF UNITHOLDERS
15 November 2004

A meeting of GPT Split Trust unitholders has been convened today at All Seasons Premier Menzies Hotel, 14 Carrington Street, Sydney at 2.00pm. The meeting is to consider and if thought fit pass resolutions to give effect to the proposal of Lend Lease Corporation Limited, announced on 1 October 2004, to acquire all the GPT Split Trust units for cash.

Attached is a copy of the address to be delivered at the meeting by the Chairman of the GPT Split Trust Board as comprised by its Independent Directors, Mr Peter Joseph, and the Chief Executive Officer, Mr Nic Lyons.

ENDS

Enquiries

For further information please contact:

Nic Lyons
Chief Executive Officer
GPT Split Trust
(02) 9237 5816

Martin Debelle/Graham Canning
Cannings
(02) 9252 0622

HOUSEKEEPING – DONNA BYRNE (page 1)

- Good afternoon, ladies and gentlemen I'm Donna Byrne, Investor Relations and Communications Manager.
- Before we begin the meeting, there are a few items I'd like to bring to your attention.
- You should have now registered at the registration desk and obtained two voting cards from representatives of ASX Perpetual - a YELLOW one for Resolutions 1 and 2, and a GREEN one which will only be required if Resolutions 1 and 2 are not approved and Resolution 3 is therefore put to the meeting. If you do not have a yellow voting card and a green voting card please put your hand up or see a ASX Perpetual representative now.
- During the meeting there will be an opportunity for Split Trust Unitholders to ask questions and for general discussion.
- We have microphones in the room for this purpose. Please ensure you use the microphones during the discussion time, so that all of us can hear your question.
- Our attendants will be standing near these microphones to indicate to the Chairman when there is a question waiting.
- The Chairman will then nominate the microphone from which he will take the next question and the attendant will introduce you by name to the meeting.
- If you have any questions which you do not wish to address to the unitholder meeting, please don't hesitate to come and see me, or one of our hosts after the meeting, and we will assist you.
- As this is a meeting of unitholders, persons other than Split Trust unitholders are not entitled to speak at the meeting.
- Following the meeting, the Board and management would be delighted for you to join us for afternoon tea. This will be served in the foyer. May I please remind those of you with mobile phones to make sure that you have them switched off during the meeting.
- Finally, for your information, please note that today's proceedings are being recorded.
- It is now my pleasure to introduce the Chairman of GPT Split Trust Board as comprised by its Independent Directors, Mr Peter Joseph.

- Thank you.

WELCOME AND BACKGROUND TO THE PROPOSAL – PETER JOSEPH

- Thank you Donna. Welcome everyone and thank you for taking the time to attend this meeting of GPT Split Trust unitholders.
- With me here today are the other Independent Directors of the GPT Split Trust, Elizabeth Nosworthy, Ken Moss and Malcolm Latham. Also joining us here on the stage are Nic Lyons, GPTML's CEO, Keiran Pryke, CFO, James Coyne, the Company Secretary and Guy Alexander, from our legal advisers, Allens Arthur Robinson.
- The purpose of this meeting is to vote on certain resolutions necessary to approve the proposal received from Lend Lease to acquire all of the units in the Split Trust. You should have all received a notice of meeting and explanatory memorandum in the mail that describes that proposal in detail and sets out the reasons for both the Independent Directors' and the independent expert's recommendation that unitholders vote in favour of the proposal.
- Shortly, I will ask Nic Lyons to provide a brief overview of the Lend Lease proposal and the other options considered in relation to the Split Trust, but before I do that I would like to deal with **two** points:
  - First, to explain the corporate governance protections which were put in place to ensure that the evaluation of the Lend Lease proposal was undertaken independently of Lend Lease; and
  - Secondly, to explain again how the Split Trust proposal being considered today has arisen in the context of the proposed merger of Lend Lease and General Property Trust. That proposed merger will be voted on by Lend Lease shareholders and GPT unitholders on Wednesday. I will also make some comments about the proposed takeover offer by Stockland for GPT which was announced last week, and how it impacts, if at all, on the proposal being considered by Split Trust unitholders today.
- On the first point, we have put in place a number of measures to ensure that the proposal has been independently considered by the Split Trust Board:
  - Firstly, those directors on the Split Trust Board who are not independent of Lend Lease, being Richard Longes, Ross Taylor and

Brian Norris, have declared their interest from the outset, and have not participated in any part of the Board's consideration of the proposal or the review of the options available to the Split Trust. As you will have seen from the explanatory memorandum sent to you, those directors have not made any recommendation in relation to the proposal.

- Secondly, the Split Trust appointed Blake Dawson Waldron as governance adviser in relation to the Lend Lease proposal. On the basis of their observations, and from the information provided to them, Blake Dawson Waldron have confirmed that they are satisfied that your Independent Directors and their advisers have undertaken an appropriate and rigorous evaluation of the proposal. Elisabeth Johnstone from Blake Dawson Waldron, who oversaw this process, is here today and is available for questions if required.
- Thirdly, the Split Trust Independent Directors appointed a number of professional advisers to assist them in their considerations. Macquarie Bank was appointed as financial adviser, Greenwood & Freehills provided tax advice and Allens Arthur Robinson provided legal advice. The Independent Directors appointed BDO Corporate Finance to provide an independent expert's report on the Lend Lease proposal. BDO Corporate Finance concluded that in the absence of an alternative superior offer, the Lend Lease proposal is fair and reasonable, and in the best interests of income unitholders, growth unitholders and unitholders as a whole.
- Representatives of each of those advisers are present today.

- Turning then to the background to today's proposal, I would make the following comments:
  - In May of this year, GPT received a proposal from Lend Lease to merge GPT and Lend Lease. That proposal involves GPT units being stapled to Lend Lease shares. As you know, the Split Trust holds approximately 1% of the GPT units on issue. However, the Lend Lease proposal to GPT did not make reference to the Split Trust, nor did it address the situation of Split Trust holders should the merger proceed.
  - The issue here is that if the Lend Lease/GPT merger proceeds, the Split Trust's GPT units will be stapled to Lend Lease shares,

regardless of how the Split Trust votes its GPT units on that proposal. The problem with this for the Split Trust is that its constitution, which was originally put in place in 1984, does not allow the Split Trust to hold property other than GPT units, and the distribution provisions are also predicated on the Split Trust only holding GPT units.

- As it originally stood, this meant that if the Lend Lease/GPT merger proceeded, the Split Trust would be left with only two options – to either:
  - amend the Constitution to allow the Split Trust to hold stapled securities and/or cash; or
  - wind up the Split Trust.
- Following the decision of the GPT and Lend Lease boards on 6 August to recommend the Lend Lease/GPT merger, the Split Trust, together with its legal and tax advisers, commenced a more detailed evaluation of those two options, assuming the Lend Lease/GPT merger is approved by Lend Lease shareholders and GPT unitholders. Those options involved complex tax and legal advice, so this was a lengthy and difficult process.
- During that process we also commenced negotiations with Lend Lease of a proposal under which Lend Lease would acquire all of the units in the Split Trust for cash, conditional upon the Lend Lease/GPT merger being approved. That is the proposal which is before you today.
- Nic will take you through shortly why we concluded that the Lend Lease proposal, as eventually agreed, was the best of the three options for Split Trust unitholders, but it is important to remember that the proposal being considered today is conditional upon the Lend Lease/GPT merger proceeding. If that Lend Lease/GPT merger does not proceed, then even though you may vote today to approve the Lend Lease offer for your Split Trust units, that offer will lapse and Lend Lease will not acquire your Split Trust units. The Split Trust will then continue as before, subject to any future developments in relation to the Split Trust or its GPT units.
- For this reason, it is not necessary for this meeting to get into the merits or otherwise of the Lend Lease/GPT merger. That is a matter

for the GPT unitholders at the GPT unitholders meeting on Wednesday. Having said that, I know that many of you present today also hold GPT Units. I and my fellow directors, in our capacity as GPT Independent Directors, are more than happy to talk to you about your GPT Units after the close of this meeting.

- I also don't think it is necessary to comment in any detail at today's meeting on the proposed Stockland takeover offer for GPT announced last Monday. GPT's Independent Directors continue to recommend the Lend Lease proposal to GPT Unitholders in the absence of a superior proposal. More importantly, Stockland has not made any offer for the units in the Split Trust, and today's proposal is conditional upon the Lend Lease/GPT merger proceeding. If that occurs, the Stockland proposal in relation to GPT will not occur.
- Having now run through the history, I will now hand over to Nic Lyons to speak about the 3 options we looked at, which again are only relevant if the Lend Lease/GPT merger proceeds.

OVERVIEW OF THE THREE OPTIONS – NIC LYONS

- Thanks Peter. As Peter mentioned, we looked at three options in this process:
    - amending the Constitution;
    - winding up the Split Trust; and
    - the Lend Lease cash offer.
- **(Amendment of the Constitution)** We carefully reviewed the option of amending the constitution so that the Split Trust could hold stapled securities and also distribute the ongoing income from those stapled securities if the Lend Lease/ GPT merger proceeds. However that option created a range of issues for investors:
    - Firstly, there would be significant capital gains tax issues for the Split Trust. These are explained in some detail in the Explanatory Memorandum sent to you.
    - Secondly, major and essential components of the Constitution would require rewriting and approval by unitholders. As the interests of income and growth unitholders would be in conflict in relation to these issues we believed it would be difficult to get the necessary

unitholder approvals of these changes. The Court has no power to separately amend the Constitution to resolve those issues.

- **(Winding up)** This then led us to consider winding up the Split Trust if the Lend Lease/GPT merger proceeded.
- In a winding up, all the assets of the Split Trust would be sold and the Trustee would then deduct all costs associated with the windup before distributing the remainder of the proceeds to Split Trust unitholders.
- The Trust Deed provides that on a winding up, the net cash proceeds derived from the realisation of the trust fund are distributed as follows:
  - the first $1.50 and 25% of the balance must be distributed to the holders of Income Units; and
  - 75% of the balance in excess of $1.50 must be distributed to the holders of Growth Units.
- Applying those provisions, and assuming that on the winding up the Split Trust's GPT Units were sold at the volume weighted average price used for the Lend Lease proposal (namely, $3.684):
  - the maximum amount which would be received by Income Unitholders on a winding up (on a pre-tax basis) is $2.046; and
  - the maximum amount which would be received by Growth Unitholders on a winding up (on a pre-tax basis) is $1.638.
- The Board also noted that winding up raises potential tax issues for certain unitholders. Any net capital gain on winding up would be included in the assessable income of unitholders in the proportions that they receive income – this essentially means that income unitholders would bear the majority of the impact yet growth holders would receive the majority of the cash from the winding up.
- This winding up option was then compared against the Lend Lease proposal.
- **(Lend Lease proposal)** Under the Lend Lease proposal:
  - Income Unitholders will receive a base amount per unit of $2.338 cash.
  - Growth Unitholders will receive a base amount per unit of $1.638 cash.

  - the Split Trust's GPT units will be sold into the cash sale facility under the Lend Lease/GPT merger. To the extent that the sale price under that facility exceeds $3.684, the excess will be paid 25% per Income Unit and 75% per Growth Unit.
  - Split Trust unitholders will receive their cash consideration within 3 business days after payment by the cash sale facility to the Split Trust of the proceeds of sale of the Split Trust's GPT units.
  - All costs in relation to the proposal are to be borne by Lend Lease.
- The Lend Lease proposal was seen as offering unitholders a superior outcome over winding up in terms of the amount received, costs involved, certainty and timing.
- In terms of price:
  - For Income unitholders, the base price per income unit is equivalent to the 5 day volume weighted trading price up to the proposal being announced, and represents a premium to the value likely to be achieved on a windup.
  - For Growth unitholders, the base price per growth unit is the amount calculated to be received on a winding up, applying the winding up provisions of the Constitution, assuming no winding up costs and assuming the GPT units were sold at the pre-announcement volume weighted average price for the Lend Lease proposal of $3.684.
  - For both classes of unitholders, there is also the possibility of further consideration if the GPT units are sold through the cash sale facility at more than $3.684.
- The Board also considered that the Lend Lease proposal was superior in terms of costs, as these are being borne by Lend Lease, and certainty and timing, as the need for a winding up, including potential applications to the Court, was avoided.
- The Board therefore concluded that, on balance, the Lend Lease proposal offered a superior outcome for unitholders and has unanimously recommended the proposal.
- That conclusion is supported by the conclusion of BDO Corporate Finance, the Independent Expert, that in the absence of an alternative superior offer, the Lend Lease proposal is fair and reasonable, and in the best interests of income unitholders, growth unitholders and unitholders as a whole.

- Before handing back to Peter, I would also like to point out that if the resolutions to approve the Lend Lease proposal are not passed today, an alternative resolution will be put to the meeting that the Split Trust be wound up if the Lend Lease/GPT merger proceeds. As I mentioned before, in that scenario, amendment to the Constitution to allow the Split Trust to continue does not appear to be a viable option, so that winding up is the only alternative. If the voluntary winding up resolution is not passed today and the Lend Lease/GPT merger proceeds, the Responsible Entity of the Split Trust intends to make an application to the Court for a court approved winding up.

GPT

SPLIT TRUST

GPT Split Trust
ASX Announcement and Media Release

GPT SPLIT TRUST ANNOUNCES UNITHOLDER APPROVAL OF LEND LEASE PROPOSAL

15 November 2004

A meeting of GPT Split Trust unitholders was held today at 2:00pm. The meeting was to consider and if thought fit pass resolutions to give effect to the proposed acquisition by Lend Lease Corporation Limited (***Lend Lease***) of all the issued units in GPT Split Trust for cash. The proposal had been unanimously recommended by GPT Split Trust's Independent Directors.

GPT Split Trust is pleased to announce that the resolutions to give effect to the proposal have been passed. More details as to the results are set out below. Implementation of the proposal remains conditional upon the merger of General Property Trust and Lend Lease proceeding.

RESULTS OF TODAY'S MEETING:

Resolution 1: 611 Item 7 Approval

The total number of votes cast on the poll (including proxy votes) was **34,791,581** Votes are calculated by multiplying the number of units by the last sale price of units on 12 November 2004. In the case of income units the price was $2.20. In the case of growth units the price was $1.56. The total votes were cast as follows:

	Number of Votes	Percentage
FOR		
Total	33,730,551	96.95
AGAINST		
Total	1,061,030	3.05

The resolution was therefore approved by the necessary majorities.

Resolution 2: Approve the proposal

The total number of votes cast on the poll (including proxy votes) was **34,760,381**. Votes are calculated by multiplying the number of units by the last sale price of units on 12 November 2004. In the case of income units the price was $2.20. In the case of growth units the price was $1.56. The total votes were cast as follows:

	Number of Votes	Percentage
FOR		
Income	17,617,300	94.71
Growth	16,033,650	99.22
Total	33,650,951	96.81
AGAINST		
Income	984,170	5.29
Growth	125,260	0.78
Total	1,109,430	3.19

The resolution was therefore approved by the necessary majorities.

As Resolutions 1 and 2 were passed by the necessary majorities, Resolution 3 was not put to the meeting

ENDS

Enquiries

For further information please contact:

Nic Lyons
Chief Executive Officer
(02) 9237 5816

Martin Debelle /Graham Canning
Cannings
(02) 9252 0622